Exhibit 99.1

TOWERJAZZ REPORTS RECORD REVENUES FOR THE THIRD QUARTER OF 2015
WITH CONTINUED INCREASE IN NET PROFIT AND MARGINS

Year over Year Organic Revenue Increase of 23%;
Provides Fourth Quarter Guidance of Continuous Growth, Surpassing $1 Billion Annualized Run Rate

MIGDAL HA’EMEK, ISRAEL – November 11, 2015 - TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reported results for the third quarter of 2015 ended September 30, 2015.

Highlights

•	Third quarter 2015 record revenues of $244 million with year over year organic growth of 23% and nine months year over year organic growth of 28%;

•	Substantial GAAP margins increase:

o	Gross profit of $55 million, 3.8X year over year

o	GAAP net profit of $14 million, 74% quarter over quarter increase, and compared to a net loss in the third quarter of 2014;

•	Third quarter non-GAAP profits increased by $26 million year over year against $18 million revenue growth:

o	Record gross profit of $94 million or 38% gross margin, up 8 points or a 38% increase from the gross profit of the third quarter of 2014

o	Record EBITDA of $63 million, 69% year over year increase

o	Net profit of $58 million, representing 24% net margin and basic earnings per share of $0.74;

•	Engaged key customers for prepaid capacity reservation programs to receive $45 million advance payment in order to meet customer increased demand for 2016 and beyond;

•	Strong balance sheet with:

o	Record shareholders’ equity of $325 million

o	Cash balance of $155 million and

o	Net debt of $134 million as compared to $348 million at the end of the third quarter of 2014

o	0.53X net debt to EBITDA ratio.

Third Quarter and Nine Months Results Overview

Record revenues of $244.2 million in the third quarter of 2015, reflecting year over year organic growth of 23% (excluding Panasonic). This is compared with $235.6 million in the prior quarter and $226.0 million in the third quarter of 2014. For the nine months ended September 30, 2015, revenues were $706.0 million, as compared to $592.7 million in the nine months ended September 30, 2014, representing 28% organic growth.

Gross profit, on a non-GAAP basis, for the third quarter of 2015 was $94 million. This represents a 38% gross profit margin and a 38% increase, or 8 points, from $68 million, or 30% gross margin, as reported in the third quarter of 2014. On a GAAP basis, gross profit for the third quarter of 2015 was $55 million, as compared to $15 million in the third quarter of 2014, representing 3.8X of gross margin enhancement.

EBITDA, which is akin to non-GAAP operating profit, was $63 million for the third quarter, 69% higher than the $37 million in the third quarter of 2014. On a GAAP basis, operating profit for the third quarter of 2015 was $24 million, reflecting substantial increase of $41 million over the third quarter of 2014.

Net profit for the quarter, on a non-GAAP basis, was $58 million, resulting in basic earnings per share of $0.74, or 24% net profit margin, an 86% increase as compared to the $31 million reported in the third quarter of 2014, or $0.58 basic earnings per share.

GAAP net profit in the third quarter of 2015 was $14 million, resulting in basic earnings per share of $0.18, substantial improvement as compared to a loss recorded in the third quarter of 2014 of $19 million, which resulted in a loss per share of $0.37, and 74% increase as compared to the second quarter of 2015 net profit of $8 million, or $0.10 basic earnings per share.

Cash as of September 30, 2015 increased to $155 million as compared to $143 million as of June 30, 2015. During the quarter, the Company generated $51 million cash from operations, net of interest payments. Investments in property and equipment, net (Cap-Ex) were $40 million, above the typical quarterly average level, resulting from the execution of its previously announced plan to invest primarily in Fab2 and Fab3 manufacturing facilities in order to increase its capacity and capabilities and support the strong and growing customer demand, exceeding current available capacity.

Shareholders’ equity as of September 30, 2015, was $325 million, an all time record and notably higher than $196 million as of December 31, 2014 with current ratio increase from 1.3X to 1.6X.  Net debt as of September 30, 2015 was $134 million, significantly lower as compared with $348 million as of September 30, 2014, reflecting 0.53X net debt to EBITDA ratio.

Business Outlook
TowerJazz expects revenues for the fourth quarter ending December 31, 2015 to increase to $252 million with an upward or downward range of 5%, reflecting 21% organic growth and 7% overall growth as compared with the fourth quarter of 2014.

CEO Comments
Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “Our third quarter results were strong with records in revenue, gross profit and EBITDA as well as significant continued growth in GAAP net profit. We are leading the foundry market in year to date revenue growth as compared to the same period in 2014, both overall with 19% and most especially organic (excluding Micron and Panasonic) with 28%. Both masks entering the factories and design wins were at record levels year-to-date with increases of 13%, vs. the previous record for this same period in 2014. Three strategic customers have recently reserved future capacity for 2016 and beyond, for a present total of $45 million in reservation fees.”

Ellwanger concluded: “The ongoing increase in midterm to long term indicators of record mask sets and design wins, built upon strong financials, and combined with key customers’ growth that is aligned with our capabilities and roadmap, provide us confidence in a very strong 2016 and beyond. We are on track and guiding fourth quarter of this year to achieve our previously announced milestone of breaking a $1 billion annualized quarterly run rate with substantial margins and a model of growing GAAP net profit.”

Teleconference and Webcast
TowerJazz will host an investor conference call today, November 11, 2015, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the third quarter 2015 and its fourth quarter 2015 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International). For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the third quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP. This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) Nishiwaki Fab restructuring costs and impairment, (4) TPSCo pre-merger costs, (5) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other non-cash financial expenses, net include only interest accrued during the reported period, whether paid or payable, (6) Gain from acquisition and (7) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period on a cash basis. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of profit or loss, according to U.S. GAAP, excluding Nishiwaki Fab restructuring costs and impairment, TPSCo pre-merger costs,  gain from acquisition,  interest and other financing expenses (net), tax, non-controlling interest, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Since the initial listing of the Company on NASDAQ in the United States of America, Tower has followed accounting principles of the US GAAP, both for internal as well as external purposes, and since 2007 its main reporting was under US GAAP. In order to provide full disclosure, and since the Company that was an affiliate of Israel Corporation, Ltd., a public holding company traded in TASE, reporting under International Financial Reporting Standards rules (“IFRS”), during the years before and including 2014, and has been an affiliate of Kenon Holdings, Ltd, a public holding company traded in NYSE and TASE reporting under the IFRS throughout July 2015, the Company hereby adds the IFRS main results in addition to US GAAP financials on a voluntary basis. IFRS differs in certain significant aspects from U.S. GAAP. The primary differences between US GAAP and IFRS related to the Company is the accounting for financial instruments, primarily the Company’s debentures. Net profit under International Financial Reporting Standards rules (“IFRS”) was approximately $15 million for the third quarter of 2015 and net profit for the nine months period ended September 30, 2015 was approximately $14 million, with the main difference between US GAAP and IFRS accounting principles as far as relates to the Company’s statement of operations for this reporting period is the different treatment of financial instruments affecting non-cash financing expenses, net.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

CONTACTS:
TowerJazz Investor Relations | Noit Levy-Karoubi, +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green, (646) 201 9246 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) demand in our customers’ end markets, (iii) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (iv) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (v) impact of our debt and other liabilities on our financial position and operations, (vi) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (vii) fluctuations in cash flow, (viii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (ix) our majority stake in TPSCo, (x) in the course of the operations cessation, dissolution and closure of TJP within the scope of restructuring our activities and business in Japan, settling any potential claims from its employees, labor unions, suppliers, or other third parties amicably to avoid deviations to our estimated accruals and allowances and so that it may pay all its obligations and liabilities and any risk that may result from any legal proceeding filed by vendors, customers and/or other third parties in connection therewith, (xi) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xii)  receipt of orders that are lower than the customer purchase commitments, (xiii) failure to receive orders currently expected,  (xiv) we may be required to incur additional indebtedness, (xv) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvi) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xvii) may have obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xviii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xix) to execute debt re-financing, restructuring and/or fundraising to enable the service of our debt and other liabilities, (xx) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxi)  the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefore, (xxii) the concentration of our business in the semiconductor industry, (xxiii) the effect of financial instruments’ accounting treatment under US GAAP on non-cash other financing expenses, net included in our statement of operations, primarily the impact of amortization, accretion and acceleration thereof as a result of debentures Series F conversion to shares which can increase our non-cash other financing expenses by up to additional $8 million  and reduce net profits (while reducing such expenses and improving profitability in the future periods thereafter), however, will improve shareholders’ equity and reduce liabilities, all in accordance with US GAAP, ASC 470 (formerly EITF 98-5 and EITF 00-27), and such accelerated accretion and amortization of the Beneficial Conversion Feature created in 2012; (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fables semiconductor companies and integrated device manufacturers;  (xxviii) achieving acceptable device yields, product performance and delivery times,  (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our ability to fulfill our obligations and meet performance milestones under our agreements, including meeting our obligations under our engagements with an Asian entity commenced in 2009, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally and  fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #
(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$155,348	$142,503	$134,216	$187,167
Trade accounts receivable	122,686	112,624	105,491	99,166
Other receivables	7,263	6,333	7,408	5,759
Inventories	104,396	91,855	86,153	87,873
Other current assets	23,731	18,796	20,314	14,119
Total current assets	413,424	372,111	353,582	394,084

LONG-TERM INVESTMENTS	12,050	12,437	11,785	11,896

PROPERTY AND EQUIPMENT, NET	430,477	415,092	408,513	419,111

INTANGIBLE ASSETS, NET	36,718	39,283	41,225	42,037

GOODWILL	7,000	7,000	7,000	7,000

OTHER ASSETS, NET	7,220	7,410	6,391	10,018

TOTAL ASSETS	$906,889	$853,333	$828,496	$884,146

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$49,224	$40,558	$26,721	$119,999
Trade accounts payable	111,917	106,677	108,616	98,632
Deferred revenue and customers' advances	14,752	11,540	8,112	5,478
Other current liabilities	76,765	72,715	59,102	76,216
Total current liabilities	252,658	231,490	202,551	300,325

LONG-TERM DEBT	206,801	214,357	225,841	267,087

LONG-TERM CUSTOMERS' ADVANCES	21,110	6,178	6,181	6,272

EMPLOYEE RELATED LIABILITES	15,786	16,571	15,973	16,699

DEFERRED TAX LIABILITY	76,197	74,551	75,854	75,278

OTHER LONG-TERM LIABILITIES	9,730	9,897	10,057	22,924

Total liabilities	582,282	553,044	536,457	688,585

TOTAL SHAREHOLDERS' EQUITY	324,607	300,289	292,039	195,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$906,889	$853,333	$828,496	$884,146

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED CASH REPORT (UNAUDITED)
(dollars in thousands)

	Three months	Three months	Nine months
	ended	ended	ended
	September 30,	June 30,	September 30,
	2015	2015	2015
Cash at beginning of the period	$142,503	$134,216	$187,167

Cash from operations, excluding interest payments	54,689	54,143	152,805
Exercise of warrants and options, net	4,602	(817)	10,256
Investments in property and equipment, net	(39,579)	(39,830)	(107,518)
Debt repayment - principal	(3,000)	(2,000)	(51,683)
Debt repayment - interest	(3,867)	(3,209)	(10,772)
Nishiwaki's cessation of operation, net	--	--	(24,907)

Cash at end of the period	$155,348	$142,503	$155,348

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,
	2015	2015
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$14,002	$8,150

Adjustments to reconcile net profit to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	39,058	37,343
Financing expense associated with debentures series F	2,696	1,945
Effect of indexation, translation and fair value measurement on debt	918	3,547
Other expense, net	247	4
Changes in assets and liabilities:
Trade accounts receivable	(7,325)	(9,258)
Other receivables and other current assets	(5,549)	2,188
Inventories	(12,151)	(6,098)
Trade accounts payable	(508)	(5,072)
Deferred revenue and customers' advances	18,144	3,264
Other current liabilities	1,597	15,248
Deferred tax liability, net	133	(245)
Other long-term liabilities	(440)	(82)
Net cash provided by operating activities	50,822	50,934

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(40,626)	(38,641)
Net cash used in investing activities	(40,626)	(38,641)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity , net	4,602	(817)
Debt repayment	(3,000)	(2,000)
Net cash provided by (used in) financing activities	1,602	(2,817)

Effect of foreign exchange rate change	1,047	(1,189)

INCREASE IN CASH AND CASH EQUIVALENTS	12,845	8,287
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	142,503	134,216

CASH AND CASH EQUIVALENTS - END OF PERIOD	$155,348	$142,503

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2015	2015	2014
	GAAP	GAAP	GAAP
REVENUES	$244,181	$235,561	$225,994

COST OF REVENUES	188,798	183,101	211,273

GROSS PROFIT	55,383	52,460	14,721

OPERATING COSTS AND EXPENSES

Research and development	15,980	15,148	15,858
Marketing, general and administrative	15,348	15,806	15,915

	31,328	30,954	31,773

OPERATING PROFIT (LOSS)	24,055	21,506	(17,052)

INTEREST EXPENSE, NET	(3,567)	(3,613)	(8,661)

OTHER NON CASH FINANCING EXPENSE, NET	(5,312)	(7,271)	(5,855)

OTHER EXPENSE, NET	(247)	(4)	(358)

PROFIT (LOSS) BEFORE INCOME TAX	14,929	10,618	(31,926)

INCOME TAX BENEFIT (EXPENSE)	(927)	(2,468)	9,982

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	14,002	8,150	(21,944)

NON CONTROLLING INTEREST	(451)	(363)	2,508

NET PROFIT (LOSS)	$13,551	$7,787	$(19,436)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.18	$0.10	$(0.37)

Weighted average number of ordinary
shares outstanding - in thousands	77,370	76,696	53,158

DILUTED EARNINGS PER ORDINARY SHARE (a,b)	$0.16	$0.09

Net profit used for diluted earnings per share	$13,551	$7,787

Weighted average number of ordinary
shares outstanding - in thousands, used for diluted earnings per share	86,837	87,558

(a)
Net profit used for diluted earnings per share for the three months ended September 30, 2015 is $13,551 and the weighted average number of ordinary shares outstanding used for diluted earnings per share is 86.8 million. Net profit used for diluted earnings per share for the three months ended June 30, 2015  is $7,787 and the weighted average number of ordinary shares outstanding used for diluted earnings per share is 87.6 million. In order to calculate fully diluted share count, the following securities shall be considered: 79 million outstanding shares as of the date of this release, 13 million possible shares underlying options and warrants, 3 million underlying debentures series F, 3 million underlying capital notes and 6 million underlying Jazz notes due December 2018 (unless repayable with cash).

(b)	Fully diluted earnings per share calculation and presentation are not applicable under GAAP for periods with GAAP loss.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	September 30,	June 30,	September 30,		June 30,		September 30,	June 30,
	2015	2015	2015		2015		2015	2015
	non-GAAP		Adjustments (see notes below)				GAAP

REVENUES	$244,181	$235,561	$--		$--		$244,181	$235,561

COST OF REVENUES	150,575	148,183	38,223	(a)	34,918	(a)	188,798	183,101

GROSS PROFIT	93,606	87,378	(38,223)		(34,918)		55,383	52,460

OPERATING COSTS AND EXPENSES

Research and development	15,777	14,374	203	(a)	774	(a)	15,980	15,148
Marketing, general and administrative	14,776	14,385	572	(a)	1,421	(a)	15,348	15,806

	30,553	28,759	775		2,195		31,328	30,954

OPERATING PROFIT	63,053	58,619	(38,998)		(37,113)		24,055	21,506

INTEREST EXPENSE, NET	(3,567)	(3,613)	--	(b)	--	(b)	(3,567)	(3,613)

OTHER NON CASH FINANCING EXPENSE, NET	--	--	(5,312)		(7,271)		(5,312)	(7,271)

OTHER EXPENSE, NET	(247)	(4)	--		--		(247)	(4)

PROFIT BEFORE INCOME TAX	59,239	55,002	(44,310)		(44,384)		14,929	10,618

INCOME TAX EXPENSE	(1,195)	(703)	268	(c)	(1,765)	(c)	(927)	(2,468)

PROFIT BEFORE NON CONTROLLING INTEREST	58,044	54,299	(44,042)		(46,149)		14,002	8,150

NON CONTROLLING INTEREST	(451)	(363)	--	(d)	--	(d)	(451)	(363)

NET PROFIT	$57,593	$53,936	$(44,042)		$(46,149)		$13,551	$7,787

NON-GAAP GROSS MARGINS	38.3%	37.1%

NON-GAAP OPERATING MARGINS	25.8%	24.9%

NON-GAAP NET MARGINS	23.6%	22.9%

BASIC EARNINGS PER ORDINARY SHARE (*)	$0.74	$0.70

DILUTED EARNINGS PER ORDINARY SHARE (*)	$0.62	$0.58

(a)	Includes depreciation and amortization of fixed and other assets, as well as stock based compensation costs in respect to employees and directors equity grants.
(b)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(c)	Non-GAAP income tax expense includes taxes paid during the period on a cash basis.
(d)	Non-GAAP non-controlling interest does not include any adjustments relating to the company's 51% stake in TPSCo.
(*)
The weighted average number of ordinary shares outstanding used for basic earnings per share calculation for the three months ended September 30, 2015 and June 30, 2015 is 77.4 million and 76.7 million, respectively. Net profit used for diluted earnings per share for the three months ended September 30, 2015 is $59,399 and the weighted average number of ordinary shares outstanding used for diluted earnings per share is 95.9 million. Net profit used for diluted earnings per share for the three months ended June 30, 2015 is $55,797 and the weighted average number of ordinary shares outstanding used for diluted earnings per share is 96.8 million.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	September 30,		September 30,				September 30,
	2015	2014	2015		2014		2015	2014
	non-GAAP		Adjustments (see notes below)				GAAP

REVENUES	$244,181	$225,994	$--		$--		$244,181	$225,994

COST OF REVENUES	150,575	158,178	38,223	(a)	53,095	(a)	188,798	211,273

GROSS PROFIT	93,606	67,816	(38,223)		(53,095)		55,383	14,721

OPERATING COSTS AND EXPENSES

Research and development	15,777	15,411	203	(a)	447	(a)	15,980	15,858
Marketing, general and administrative	14,776	15,012	572	(a)	903	(a)	15,348	15,915

	30,553	30,423	775		1,350		31,328	31,773

OPERATING PROFIT (LOSS)	63,053	37,393	(38,998)		(54,445)		24,055	(17,052)

INTEREST EXPENSE, NET	(3,567)	(8,661)	--	(b)	--	(b)	(3,567)	(8,661)

OTHER NON CASH FINANCING EXPENSE, NET	--	--	(5,312)		(5,855)		(5,312)	(5,855)

OTHER EXPENSE, NET	(247)	(358)	--		--		(247)	(358)

PROFIT (LOSS) BEFORE INCOME TAX	59,239	28,374	(44,310)		(60,300)		14,929	(31,926)

INCOME TAX BENEFIT (EXPENSE)	(1,195)	--	268	(c)	9,982	(c)	(927)	9,982

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	58,044	28,374	(44,042)		(50,318)		14,002	(21,944)

NON CONTROLLING INTEREST	(451)	2,508	--	(d)	--	(d)	(451)	2,508

NET PROFIT (LOSS)	$57,593	$30,882	$(44,042)		$(50,318)		$13,551	$(19,436)

NON-GAAP GROSS MARGINS	38.3%	30.0%

NON-GAAP OPERATING MARGINS	25.8%	16.5%

NON-GAAP NET MARGINS	23.6%	13.7%

BASIC EARNINGS (LOSS) PER ORDINARY SHARE (*)	$0.74	$0.58

DILUTED EARNINGS PER ORDINARY SHARE (*)	$0.62	$0.39

(a)	Includes depreciation and amortization of fixed and other assets, as well as stock based compensation costs in respect to employees and directors equity grants.
(b)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(c)	Non-GAAP income tax benefit (expense) includes taxes paid during the period on a cash basis.
(d)	Non-GAAP non-controlling interest does not include any adjustments relating to the company's 51% stake in TPSCo.
(*)
The weighted average number of ordinary shares outstanding used for basic earnings per share calculation for the three months ended September 30, 2015 and 2014 is 77.4 million and 53.2 million, respectively. Net profit used for diluted earnings per share for the three months ended September 30, 2015 is $59,399 and the weighted average number of ordinary shares outstanding used for diluted earnings per share is 95.9 million. Net profit used for diluted earnings per share for the three months ended September 30, 2014 is $36,152 and the weighted average number of ordinary shares outstanding used for diluted earnings per share is 92.4 million.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Nine months ended		Nine months ended				Nine months ended
	September 30,		September 30,		September 30,		September 30,		September 30,
	2015	2014	2015		2014		2015		2014
	non-GAAP		Adjustments (see notes below)				GAAP

REVENUES	$705,959	$592,719	$--		$--		$705,959		$592,719

COST OF REVENUES	444,288	418,012	120,836	(a)	149,011	(a)	565,124		567,023

GROSS PROFIT	261,671	174,707	(120,836)		(149,011)		140,835		25,696

OPERATING COSTS AND EXPENSES

Research and development	44,573	36,300	1,392	(a)	1,163	(a)	45,965		37,463
Marketing, general and administrative	44,090	40,434	3,225	(a)	2,824	(a)	47,315		43,258
Nishiwaki Fab restructuring costs and impairment	--	--	--		75,728		--		75,728
Merger related costs	--	--	--		1,229		--		1,229

	88,663	76,734	4,617		80,944		93,280		157,678

OPERATING PROFIT (LOSS)	173,008	97,973	(125,453)		(229,955)		47,555		(131,982)

INTEREST EXPENSE, NET	(10,813)	(25,592)	--	(b)	--	(b)	(10,813)		(25,592)

OTHER NON CASH FINANCING EXPENSE, NET (*)	--	--	(97,179)		(38,248)		(97,179)		(38,248)

GAIN FROM ACQUISITION, NET	--	--	--		166,404		--		166,404

OTHER EXPENSE, NET	(260)	(155)	--		--		(260)		(155)

PROFIT (LOSS) BEFORE INCOME TAX	161,935	72,226	(222,632)		(101,799)		(60,697)	(e)	(29,573)

INCOME TAX BENEFIT (EXPENSE)	(2,362)	--	9,861	(c)	24,002	(c)	7,499		24,002

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	159,573	72,226	(212,771)		(77,797)		(53,198)	(e)	(5,571)

NON CONTROLLING INTEREST	1,472	9,210	--	(d)	--	(d)	1,472		9,210

NET PROFIT (LOSS)	$161,045	$81,436	$(212,771)		$(77,797)		$(51,726)	(e)	$3,639

NON-GAAP GROSS MARGINS	37.1%	29.5%

NON-GAAP OPERATING MARGINS	24.5%	16.5%

NON-GAAP NET MARGINS	22.8%	13.7%

BASIC EARNINGS (LOSS) PER ORDINARY SHARE (**)	$2.22	$1.61					$(0.71)		$0.07

(a)	Includes depreciation and amortization of fixed and other assets, as well as stock based compensation costs in respect to employees and directors equity grants.
(b)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(c)	Non-GAAP income tax benefit (expense) includes taxes paid during the period on a cash basis.
(d)	Non-GAAP non-controlling interest does not include any adjustments relating to the company's 51% stake in TPSCo.
(e)
The differences between the above-referenced GAAP profit (loss) results for the nine months ended September 30, 2015 as compared with the comparable period's results are mainly due to: (i) $59 million other non cash financing expenses included in the nine months ended September 30, 2015, primarily reflecting accelerated accretion resulted from the successful $164 million accelerated conversion of debentures series F (ii) $166 million gain from the acquisition of TPSCo included in the nine months ended September 30, 2014; (iii) $76 million of costs related to Nishiwaki Fab cessation of operations recorded in the nine months ended September 30, 2014; and (iv) Other items resulted in $94 million net positive impact.

(*)
Other GAAP non cash financing expense, net for the nine months ended September 30, 2015 mainly include accelerated accretion and amortization resulting from the $164 million accelerated conversion of debentures series F.

(**)
The weighted average number of ordinary shares outstanding used for basic earnings per share calculation for the nine months ended September 30, 2015 and 2014 is 72.6 million and 50.5 millions, respectively.